FEDERATED CORE TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

March 1, 2019

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED CORE TRUST (the “Registrant”)

Federated Mortgage Core Portfolio

High Yield Bond Portfolio

(each, a “Fund” and collectively, the “Funds”)

1940 Act File No. 811-8519

Dear Mr. Orlic:

Pursuant to a telephone conversation with Sally Samuel on February 27, 2019, I am submitting this correspondence to confirm that the Registrant believes that the changes electronically redlined in the Registrant’s POS AMI filing on behalf of the Funds submitted on February 27, 2019 (Accession No. 0001623632-19-000358) are not material. Although the Registrant and the Funds are not registered under the Securities Act of 1933, the Registrant believes that, if they were so registered, this POS AMI submission would be eligible for filing under Rule 485(b).

The Registrant’s POS AMI submission represents an annual update to the Funds’ registration statements that reflects non-material changes, including updated financial statements, as well as responses to SEC comments as provided in the Registrant’s correspondence filing dated and submitted on February 26, 2019 (Accession No. 0001623632-19-000350).

If you have any questions or require further information, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager

Federated Investors, Inc.